FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of  October, 2004


                             COLT TELECOM GROUP plc
                 (Translation of Registrant's Name into English)


                                 Beaufort House
                              15 St. Botolph Street
                                     London
                                    EC3A 7QN
                                     England

                       _________________________________
                    (Address of Principal Executive Offices)



(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


                        Form 20-F..X...    Form 40-F.....



(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)


                              Yes .....    No ..X...


(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- ________)



This Form 6-K shall be deemed to be incorporated by reference in the Registrant's Registration Statement on Form F-3 (Reg. No.333-05972), in the Registrant's Registration Statement on Form S-8 (Reg. No.333-8362)





                   COLT ANNOUNCES ROADMAP FOR PROFITABLE GROWTH
                               "Future in Focus"

COLT Telecom Group plc, a leading pan-European provider of business communications solutions and services announced today its strategic direction - "Future in Focus" - which will:

- accelerate revenue growth;

- deliver positive cash flow and profits;

- re-establish the company as an innovator and as one of the top 3 players in each of the metropolitan markets in which it operates across Europe.

This next stage of COLT's development follows a strategic review conducted by new CEO, Jean-Yves Charlier, who was appointed on 30 August 2004.

Setting out the future strategic direction, Charlier said: "We have a clearly defined roadmap that builds on the core strengths of our pan-European backbone, 32 metropolitan area networks with fibre access and best-in-industry customer service. We will once again position COLT as an innovating force for the SME and Corporate markets across Europe whilst maximising profitable revenues through better utilisation of our existing assets and improved execution."

In a presentation to analysts and investors in London today, Jean-Yves Charlier will outline the company's strategic initiatives to achieving its goals:

- Growth - focus on on-net growth, exploiting the unrivalled fibre access, depth, breadth and quality of COLT's 32 interconnected metropolitan area networks for 3 key market segments - SME, Corporate and Wholesale;

- Innovation - deliver innovative solutions and services with a focus on making IP work for SMEs and on providing world-class Ethernet and IP services for Corporate customers across Europe;

- Quality - continue to provide the best-in-industry customer service for which COLT is already renowned and which was recently endorsed by the company winning the prestigious World Communication Award (WCA) for customer care for the fourth consecutive year;

- Simplification - remove complexity from the business in order to streamline the company's cost base further and improve the customer experience;

- Cost leadership - achieve the lowest possible unit costs to enable the company to deliver its profitability goals whilst providing customers with cost-competitive services.

A web cast will be available on www.colt.net at 3.00pm UK time today.

Forward Looking Statements

This announcement contains "forward looking statements" including statements concerning plans, future events or performance and underlying assumptions and other statements which are other than statements of historical fact. COLT Telecom Group plc wishes to caution readers that any such forward looking statements are not guarantees of future performance and certain important factors could in the future affect the Group's actual results and could cause the Group's actual results for future periods to differ materially from those expressed in any forward looking statement made by or on behalf of the Group. These include, among others, the following: (i) any adverse change in the laws, regulations and policies governing the ownership of telecommunications licenses,
(ii) the ability of the Group to expand and develop its networks in new markets,
(iii) the Group's ability to manage its growth, (iv) the nature of the competition that the Group will encounter and (v) unforeseen operational or technical problems. The Group undertakes no obligation to release publicly the results of any revision to these forward looking statements that may be made to reflect errors or circumstances that occur after the date hereof.


Enquiries:
COLT Telecom Group plc

John Doherty
Director Corporate Communications
Email: jdoherty@colt.net
Tel: +44 (0) 20 7390 3681

Gill Maclean
Head of Corporate Communications
Email: gill.maclean@colt-telecom.com
Tel: +44 (0) 20 7863 5314



 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report on Form-6K to be signed on its behalf by undersigned, thereunto duly authorized.



Date: 20 October, 2004                                COLT Telecom Group plc



                                                     By: ___Jane Forrest___


                                                     Jane Forrest
                                                     Company Secretary